Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Reporting Issuer

Yamana Gold Inc. (the Company)
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, ON
M5J 2J3

Item 2.                                                         Date of Material Change

April 2, 2014

Item 3.                                                         News Release

A news release disclosing the information contained in this material change report was issued by the Company on April 2, 2014 through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.                                                         Summary of Material Changes

On April 2, 2014, the Company entered into an arrangement agreement (the Arrangement Agreement) with Osisko Mining Corporation (Osisko) pursuant to which the Company will acquire a 50% interest in Osisko’s mining and exploration assets for consideration from the Company comprised of C$441.5 million in cash and 95,739,235 common shares of the Company.

Item 5.                                                         Full Description of Material Change

On April 2, 2014, the Company entered into the Arrangement Agreement with Osisko pursuant to which the Company will acquire, by way of a court-approved plan of arrangement (the Arrangement), a 50% interest in Osisko’s mining and exploration assets. A copy of the Arrangement Agreement is available on SEDAR.

Pursuant to the Arrangement, (i) Osisko will transfer all of its rights, titles and interests in its mining assets, including the Canadian Malartic Mine and its Kirkland, Hammond Reef and Mexican exploration properties, to separate general partnerships or other acquisition entities, subject to the retention of a 2% royalty on each of the mining assets other than the Canadian Malartic Mine, and (ii) the Company will acquire a 50% interest in the units of each such general partnership or other acquisition vehicle for consideration from the Company of C$441.5 million in cash and 95,739,235 common shares of the Company.

In addition, in connection with the Arrangement, the general partnership (CM GP) that will hold the Canadian Malartic Mine will: (i) enter into a gold streaming agreement with Caisse de dépôt et placement du Québec (Caisse) pursuant to which Caisse will provide CM GP with a deposit of C$275 million (Stream Deposit) and CM GP will agree to initially deliver 37,500 ounces of the projected annual gold production from the Canadian Malartic Mine; and (ii) enter into an agreement with CPPIB Credit Investments Inc. (CPPIB Credit) pursuant to which CPPIB Credit will advance new funds of C$275 million (CPPIB Funds) to CM GP and Osisko’s existing loan of C$150 million from CPPIB Credit will be rolled over to CM GP.

It is a condition of closing of the Arrangement that C$37.5 million of debentures of Osisko held by each of Caisse and Ressources Québec Inc. must be converted into 6 million shares of Osisko (12 million shares total) pursuant to the terms thereof.

At the effective date of the Arrangement, each outstanding common share of Osisko will be exchanged for (i) C$2.194 in cash, (ii) 0.2119 of a common share of the Company, and (iii) a new Class A common share of Osisko. The cash component of the consideration to be distributed to Osisko shareholders is composed of the C$441.5 million from the Company and the aggregate C$550 million from the Stream Deposit and the CPPIB Funds.

Pursuant to the Arrangement Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, the Company has a five (5) business day right to match such proposal, and under certain circumstances, Osisko has agreed to pay a termination fee of C$70 million to the Company. In certain other circumstances where the transaction is not completed, Osisko has agreed to pay to the Company C$10 million as a reimbursement of its costs and expenses relating to the Arrangement.

The Arrangement will be carried out by way of a statutory plan of arrangement pursuant to the Canada Business Corporations Act and must be approved by the Superior Court of Québec and the affirmative vote of Osisko shareholders and optionholders voting together at a special meeting to be held by Osisko no later than May 20, 2014. At the special meeting, the Arrangement will require approval of (a) Osisko shareholders holding at least 66 2/3% of the common shares represented at the meeting, voting in person or by proxy, and (b) Osisko shareholders and optionholders, voting together, holding at least 66 2/3% of the common shares and options represented at the meeting, voting in person or by proxy.

The Osisko board of directors has unanimously determined that the Arrangement is in the best interests of Osisko and its shareholders and will recommend that Osisko shareholders vote in favour of the Arrangement.

The conditions to the Arrangement are set out in detail in the Arrangement Agreement. The Arrangement is also subject to receipt of court and any necessary regulatory or exchange approvals. The Arrangement is not subject to due diligence.

The Arrangement is expected to close by May 30, 2014, following receipt of all securityholder, court, regulatory and exchange approvals.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the closing of the Arrangement and the related transactions, the expected production and exploration, development and expansion plans at the

Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary
Phone: (416) 815-0220

Item 9.                                                         Date of Report

April 11, 2014